Filed Pursuant to Rule 433

Registration Statement No. 333-158876

Final Term Sheet dated April 29, 2009 supplementing

the Preliminary Prospectus Supplement dated April 29, 2009

Final Term Sheet

ArcelorMittal

125,142,915 Common Shares

This final term sheet dated April 29, 2009 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 29, 2009 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. The information in this final term sheet supersedes the information contained in the Preliminary Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Ticker:	NYSE: MT

Total Number of Shares Sold in the Offering:	125,143,915

Greenshoe option:	15,738,719

Price of Shares:	€17.10 or $22.77 per Share (USD/EUR spot reference 1.3318)

Underwriters:

Goldman Sachs International is acting as Sole Global Coordinator and Bookrunner for the offering.

CALYON and Société Générale Corporate & Investment Banking are acting as Bookrunners. Morgan Stanley is acting as a Joint Bookrunner. BNP Paribas, ABN AMRO, HSBC Bank Plc, Citigroup and JPMorgan Chase are acting as Co-Bookrunners.

Underwriting discount:	1.18% (approximately €0.20 or $0.27 per Share) (without giving effect to any additional discretionary payment of up to 0.5% to underwriters)

Proceeds from Net of Aggregate Underwriting Discounts and Commissions:	$2,816.4 million, before payment of offering expenses of approximately $850,000 (without giving effect to any additional discretionary payment of up to 0.5% to underwriters)

Use of Proceeds:

The Issuer intends to use the proceeds to lengthen its debt maturity profile and repay existing indebtedness under various revolving credit facilities, with maturities ranging from 2010 until 2012. The debt to be refinanced currently bears interest at the rate of Libor/Euribor plus approximately 0.32%.

Concurrent Transaction:

Concurrently with this offering, $700 million aggregate principal amount of 5.00% convertible senior notes due May 15, 2014 (“Convertible Senior Notes”) pursuant to a separate registration statement and prospectus. The Company has granted the underwriters an option to purchase up to an additional $100 million aggregate principal amount of Convertible Senior Notes in the 30 day period following the date hereof. The Convertible Senior Notes have an initial conversion rate of 33.1675 Shares per $1,000 principal amount of the Convertible Senior Notes (subject to adjustment). The net proceeds of the Issuer’s Convertible Senior Notes offering, after deduction of underwriting discounts and commissions and expenses of approximately $900,000, amount to approximately $ 690.8 million. The underwriters of the common shares offered hereby will act as the underwriters for that offering. This offering is not contingent on the consummation of the Convertible Senior Notes offering. The Issuer expects to account for the Convertible Senior Notes as compound instruments that include embedded derivatives. Changes in the fair value of the embedded derivatives will be recorded in the Issuer’s income statement, and the associated gains or losses, which could be substantial, may increase the volatility of the Issuer’s earnings from period to period.

Pricing Date:	April 29, 2009

Issue Date:	May 6, 2009

The financial data presented in the capitalization table on page 28 of the Preliminary Prospectus is presented in millions of dollars and not millions of euros.

It is expected that delivery of the common stock will be made against payment therefor on or about May 6, 2009 which will be 5 business day following the date of pricing of the common stock hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the common stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

If any information contained in this Final Term Sheet is inconsistent with information contained in the accompanying prospectus or Preliminary Prospectus, the terms of this Final Term Sheet shall govern.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2